EXHIBIT 12.1

Consolidated Container Company LLC

Ratio of Earnings to Fixed Charges Worksheet

($ in thousands)

	Predecessor	Successor
	Period from January 1, 1999 through July 1, 1999	Period from July 2, 1999 through December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
Earnings:
Pretax income (loss) from continuing operations	$5,005	$724	$22,927	$(31,199)	$(300,408)	$(17,435)	$(11,045)	$(9,349)
Add back:
Fixed charges	5,756	31,777	68,428	62,359	59,004	67,204	34,056	38,699

Total earnings	$10,761	$32,501	$91,355	$31,160	$(241,404)	$49,769	$23,011	$29,350
Fixed Charges:
Interest expense	4,484	27,155	58,581	50,485	47,180	56,821	28,559	34,076
Interest in rental expense (a)	1,272	4,622	9,847	11,874	11,824	10,383	5,497	4,623

Total fixed charges	$5,756	$31,777	$68,428	$62,359	$59,004	$67,204	$34,056	$38,699
Ratio of earnings to fixed charges	1.9	1.0	1.3	—	—	—	—	—
Deficiancy of earnings to cover fixed charges	n/a	n/a	n/a	$31,199	$300,408	$17,435	$11,045	$9,349

(a)	We estimated our interest factor for rentals to be 33% of our actual rental costs.